July 23, 2013

By EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-0410

Attention:	Mr. Kevin Woody, Branch Chief

Ms. Jennifer Monick, Senior Staff Accountant

RE:	Retail Properties of America, Inc. (“RPAI,” “we” or the “Company”)

Form 10-K for the year ended December 31, 2012

Filed on February 20, 2013

File No. 001-35481

Ladies and Gentlemen:

This letter responds to the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 11, 2013 (the “Comment Letter”), providing comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012 and Form 10-Q for the quarterly period ending March 31, 2013. In order to facilitate the Staff’s review of this letter, we have restated each of your numbered comments which required a response below and have included the Company’s response underneath each comment.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 38

Capital Expenditures and Development Activity, page 43

1.	Please tell us if you capitalized personnel costs to your Investment Properties or deferred leasing fees. In future filings, to the extent material, please separately quantify and disclose personnel costs capitalized to Investment Properties and deferred leasing fees for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Mr. Kevin Woody, Branch Chief

Ms. Jennifer Monick, Senior Staff Accountant

July 23, 2013

Response:

We did not capitalize personnel costs to our Investment Properties or deferred leasing fees during the years ended December 31, 2012, 2011, and 2010, as over such periods, the internal personnel costs which qualified for capitalization or deferred recognition were not material.

To the extent future internal personnel costs which qualify for capitalization to Investment Properties or deferred leasing fees are material, we will separately quantify and disclose such amounts, as well as, discuss fluctuations in amounts capitalized within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 61

(1) Organization and Basis of Presentation, page 61

2.	As of December 1, 2010, you have determined that you are no longer the primary beneficiary of the Captive. Please tell us the nature of the changes that impacted this determination. Within your response, please reference the authoritative accounting literature.

Response:

As disclosed within our 2012 Form 10-K, the Company has concluded that the Captive is a variable interest entity (VIE). Prior to December 1, 2010, we determined that the Company was the primary beneficiary of the Captive and accounted for it as a consolidated subsidiary pursuant to ASC 810-10. ASC 810-10-25 specifies that the primary beneficiary of a VIE is the entity which has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and has an obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Captive was formed to stabilize the insurance costs, manage certain exposures and recoup certain insurance-related expenses of its members. Prior to December 1, 2010, the Company had the largest exposure to property and liability risk insured by the Captive. Effective and subsequent to December 1, 2010, another member’s exposure to property and liability risk insured by the Captive exceeded the Company’s own exposure. Pursuant to ASC 810-10-25, the Company reevaluated the potential impact of decisions made by such other member on the revenues of the Captive, its profits and overall fair value, and determined that we no longer held the power to most significantly impact the Captive’s performance. Accordingly, we concluded that we were no longer the primary beneficiary of the Captive and subsequently accounted for our investment pursuant to the equity method of accounting.

Mr. Kevin Woody, Branch Chief

Ms. Jennifer Monick, Senior Staff Accountant

July 23, 2013

(13) Investment in Unconsolidated Joint Ventures, page 80

3.	Please provide your Rule 3-09 significance tests for the Captive.

Response:

Please refer to attached Appendix A for our Rule 3-09 significance tests for the Captive performed as of December 31, 2012 in conjunction with the filing of our 2012 Form 10-K.

4.	You disclose that you are the managing member of MS Inland and that you are the general partner of RioCan. Please tell us how you determined that you do not control these investments. Within your response, please reference the authoritative accounting literature management relied upon.

Response:

MS Inland

With respect to our MS Inland unconsolidated joint venture, the Company is the managing member, holding a 20% ownership interest; our partner in the venture holds an 80% ownership interest. The Company possesses typical rights of a managing member as it relates to the day-to-day operations of the venture.

The joint venture has a five member executive committee comprised of two representatives of the Company and three representatives of our venture partner. Unanimous consent of the executive committee is required for decisions and actions affecting the overall economic performance of the venture, including but not limited to: (1) incurrence of indebtedness on behalf of the venture; (2) the amendment, modification, renewal or extension of any existing financing arrangement of the venture; (3) the sale, transfer or disposal of any of the real estate properties owned by the venture; (4) acquisition of any real estate properties; (5) approval and modification of the annual budget; (6) expenditures not within the approved budget or in excess of 105% of the amount included in the approved annual budget; (7) material tax elections for the venture required by federal, state or local tax laws; (8) material modifications to the organization documents, including termination of the venture; (9) commencing any litigation involving any material claim by or against the venture; (10) settling any litigation by or against the venture where the amount in controversy is not covered by insurance and exceeds $25,000; (11) commencing any voluntary proceeding, or consenting to the commencement of any involuntary proceeding under federal bankruptcy laws; (12) additional capital contributions and capital distributions; and (13) admitting any additional or substitute members to the venture.

To determine whether we control the MS Inland venture (and therefore consolidate), the Company first considered the guidance within ASC 810-10, specifically as it relates to variable interest entities. We concluded that the MS Inland venture is not a VIE, based upon the determination that the equity

Mr. Kevin Woody, Branch Chief

Ms. Jennifer Monick, Senior Staff Accountant

July 23, 2013

investment at risk does not have any of the characteristics of a VIE specified within ASC 810-10-15. The Company then referred to ASC 810-20, specifically as it relates to guidance regarding control in a voting interest entity model. We concluded that the overall rights held by the partner in our MS Inland venture (through its representation on the executive committee discussed above) regarding the venture’s overall economic performance represent substantive participating rights as defined within ASC 810-20. The fact that our partner in the MS Inland venture holds substantive participating rights overcomes the presumption that the managing member, or the Company, controls the venture. Accordingly, the Company determined that we do not control the MS Inland venture and therefore account for our investment in accordance with the equity method of accounting.

RioCan

With respect to our RioCan unconsolidated joint venture, the Company is the general partner, which together with its limited partnership interest holds a combined 20% ownership interest; the other limited partner in the venture holds an 80% ownership interest. The Company possesses typical rights of a general partner as it relates to the day-to-day operations of the partnership.

The partnership has a four member advisory board comprised of two representatives of the Company and two representatives of the limited partner. Unanimous consent of the advisory board is required for decisions and actions affecting the overall economic performance of the partnership, including but not limited to: (1) incurrence of indebtedness on behalf of the partnership other than ordinary course trade payables; (2) the amendment, modification, renewal or extension of any existing financing arrangement of the partnership, other than the correction of an error; (3) the sale, transfer or disposal of any of the real estate properties owned by the partnership; (4) acquisition of any real estate properties; (5) approval and modification of the annual budget; (6) any single capital expenditure or group of capital expenditures not in the approved budget and which exceeds $150,000; (7) any single expenditure or group of expenditures exceeding certain thresholds as compared to the approved budget; (8) modifications to the organization documents, including termination of the partnership; (9) commencing or settling any litigation involving any claim in excess of $150,000; (10) commencing any voluntary proceeding, or consenting to the commencement of any involuntary proceeding under federal bankruptcy laws; and (11) entering into, terminating, modifying or amending any lease to any space at a real estate property within the partnership’s portfolio in excess of 10,000 square feet.

To determine whether we control the RioCan venture (and therefore consolidate), the Company first considered the guidance within ASC 810-10, specifically as it relates to variable interest entities. We concluded that the RioCan venture is not a VIE, based upon the determination that the equity investment at risk does not have any of the characteristics of a VIE specified within ASC 810-10-15. The Company then referred to ASC 810-20, specifically as it relates to guidance regarding control in a voting interest entity model. We concluded that the overall rights held by the limited partner

Mr. Kevin Woody, Branch Chief

Ms. Jennifer Monick, Senior Staff Accountant

July 23, 2013

(through its representation on the advisory board discussed above) regarding the venture’s overall economic performance represent substantive participating rights as defined within ASC 810-20. The fact that the limited partner holds substantive participating rights overcomes the presumption that the general partner, or the Company, controls the venture. Accordingly, the Company determined that we do not control the RioCan joint venture and therefore account for our investment in accordance with the equity method of accounting.

Form 10-Q for the quarterly period ended March 31, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 29

5.	We note that you paid distributions in excess of cash flow from operating activities during the three months ended March 31, 2013. In future filings, please discuss the source(s) of these distributions within the Liquidity and Capital Resources section of your Management’s Discussion and Analysis of Financial Condition and Results of Operations, as this disparity raises concerns about the sustainability of distributions into the future. Please provide us with an example of your proposed disclosure.

Response:

To the extent there is a shortfall in year to date cash flows provided by operating activities as compared to distributions made to our shareholders, we will include a discussion of the shortfall within the Liquidity and Capital Resources section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations of our future quarterly and annual reports on Form 10-Q and Form 10-K, respectively. An example of our proposed disclosure is below:

“During the three months ended March 31, 20XX, we distributed $    ,     to common and preferred shareholders. We used existing cash and cash equivalents in addition to net cash flows provided by operating activities of $    ,     to fund such distributions. Management believes that cash flows from operations and existing cash and cash equivalents will provide sufficient liquidity to sustain future distributions.”

As requested in the Comment Letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody, Branch Chief

Ms. Jennifer Monick, Senior Staff Accountant

July 23, 2013

If you have any questions, or would like to discuss the contents of this letter, please contact me at (630) 634-4230. Thank you for your consideration of this response.

Sincerely,

/s/ Angela M. Aman

Angela M. Aman

Executive Vice President, Chief Financial Officer and Treasurer

cc:	Steven P. Grimes, President and Chief Executive Officer

Dennis K. Holland, Executive Vice President, General Counsel and Secretary

Retail Properties of America, Inc.

Daniel P. Adams

Goodwin Procter LLP

Appendix A

Investment Test and Income Test as outlined in Rule 3-09 of Regulation S-X Financial Statement Requirements

As of and for the years ended December 31, 2012, 2011 and 2010

I. Investment Test

	As of	As of	As of
	12/31/2012	12/31/2011	12/31/2010
	(in ‘000’s)	(in ‘000’s)	(in ‘000’s)
Oak Property and Casualty LLC Investment
Investment in Oak Property and Casualty LLC	8,946	8,759	7,230
RPAI Total Assets	5,237,427	5,941,894	6,386,836

Significance	0.17%	0.15%	0.11%

II. Income Test

	YTD	YTD	YTD
	12/31/2012	12/31/2011 (a)	12/31/2010 (a)
	(in ‘000’s)	(in ‘000’s)	(in ‘000’s)
Oak Property and Casualty LLC Investment
RPAI share of Oak Property and Casualty LLC loss from continuing operations (abs value) (b)	138	1,345	168
RPAI loss from continuing operations (abs value) (c)	2,652	62,072	99,601

Significance	5.20%	2.17%	0.17%

III. Asset Test (included for Rule 4-08(g) purposes only)

	As of	As of	As of
	12/31/2012	12/31/2011	12/31/2010
	(in ‘000’s)	(in ‘000’s)	(in ‘000’s)
Oak Property and Casualty LLC Investment
RPAI share of Oak Property and Casualty LLC Total Assets	6,970	5,693	4,697
RPAI Total Assets	5,237,427	5,941,894	6,386,836

Significance	0.13%	0.10%	0.07%

(a)	Amounts for the years ended December 31, 2011 and 2010 are subject to reclassifications for 2012 discontinued operations. Refer to footnote (d) for reconciliation.
(b)	Numerator for the Income Test represents the Company’s proportionate share of the pre-tax loss from continuing operations of Oak Property and Casualty LLC. In accordance with Topic 2410.6 of the Securities and Exchange Commission (“SEC”) Financial Reporting Manual (“FRM”), intercompany transactions between the registrant and an equity method investee should not be eliminated when measuring significance of an equity method investee using the Income Test. The following represents a reconciliation between the Company’s share of losses of Oak Property and Casualty LLC reported within footnote 13 of its 2012 Form 10-K and the amounts derived from the Oak Property and Casualty LLC financial statements used for purposes of the Income Test above:

	YTD	YTD	YTD
	12/31/2012	12/31/2011	12/31/2010
	(in ‘000’s)	(in ‘000’s)	(in ‘000’s)
RPAI share of Oak Property and Casualty LLC loss from continuing operations per footnote 13 of 2012 Form 10-K	(3,081)	(1,117)	(45)
Reversal of intercompany transaction eliminations	2,943	2,462	213

RPAI share of Oak Property and Casualty LLC loss from continuing operations (abs value)—Income Test	138	1,345	168

(c)	See below for the calculation of RPAI’s loss from continuing operations pursuant to Topic 2410.4 of the SEC FRM and Regulation S-X Article 5:

	YTD	YTD	YTD
	12/31/2012	12/31/2011 (a)	12/31/2010 (a)
	(in ‘000’s)	(in ‘000’s)	(in ‘000’s)
Loss from continuing operations (reported within 2012 Form 10-K) (d)	(14,235)	(74,109)	(96,288)
Exclude:
RPAI share of unconsolidated equity method investments’ loss from discontinued operations	3,740	6,162	(2,177)
Income attributable to noncontrolling interests	—	(31)	(1,136)
Include:
Gain on sales of investment properties, net (e)	7,843	5,906	—

RPAI loss from continuing operations	(2,652)	(62,072)	(99,601)

(d)	The following represents a reconciliation of the “Loss from continuing operations” shown in the table above to the corresponding amounts filed within the Company’s 2011 Form 10-K updated for 2012 discontinued operations (through September 30, 2012) as an attachment to a Form 8-K on November 6, 2012. The reconciling items below reflect activities which qualified for discontinued operations between October 1, 2012 and December 31, 2012.

	YTD	YTD
	12/31/2011 (a)	12/31/2010 (a)
	(in ‘000’s)	(in ‘000’s)
Loss from continuing operations (reported within 2011 Form 10-K—updated on Nov 6, 2012)	(76,009)	(100,051)
Reclassification for Q4 2012 discontinued operations	1,900	3,763

Loss from continuing operations (reported within 2012 Form 10-K)	(74,109)	(96,288)

(e)	Represents dispositions of investment properties and partial sales of real estate which did not qualify for discontinued operations treatment.